Exhibit 99.52

i-80 Closes Acquisition of the Ruby Hill Mine

Launches Nevada Focused Mining Complex

All currencies expressed as United States dollars unless otherwise stated

Reno, Nevada, October 18, 2021 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is very pleased to announce the Closing of the Ruby Hill Mine acquisition from Waterton Nevada Splitter, LLC and Waterton Nevada Splitter II, LLC (Collectively “Waterton”) and with the previously announced closing of the Lone Tree complex, launch of a Nevada focused growth Company.

Ruby Hill, which includes multiple deposits that collectively represent one of Nevada’s largest gold, silver and base metal endowments, was acquired from Waterton and i-80 has taken over operating the current open pit mine. When combined with the acquisition of the Lone Tree and Buffalo Mountain gold deposits, that were acquired from Nevada Gold Mines LLC (“NGM”), including certain processing infrastructure, i-80 Gold is one of the largest holders of gold and silver resources in the State and is positioned to become a prominent, stand alone, growth-oriented gold producer. The Company now embarks on its plan to advance multiple projects to production over the next several years.

Highlights of the transactions are as follows (see press release dated September 7, 2021):

•	i-80 becomes one of the largest holders of gold and silver resources in Nevada:
•	6.3 M ounces of overall measured + indicated gold resources and 104.5 M ounces of overall measured + indicated silver resource1 (256.6 Mt of 0.76 g/t Au and 12.7 g/t Ag)
•	8.4 M ounces of overall inferred gold resources and 76.5 M ounces of overall inferred silver resources (228.3 Mt of 1.15 g/t Au and 10.4 g/t Ag)
•	Secures for i-80, the ability to process multiple types of gold bearing mineralization at a centrally located and permitted processing facility situated on Interstate 80. The Lone Tree facility includes an autoclave, CIL mill, floatation mill and heap leach facility
•	Interim processing agreements with NGM provide i-80 with the ability to immediately advance its project portfolio - a test mining program at Granite Creek is underway, Buffalo Mountain is currently being permitted, and the Company is advancing plans to commence an underground development program at McCoy-Cove
•	Working to close financing arrangements totaling ~US$227 million with access a further $100 million complement the Company’s strong cash position. Major participants in the equity financing, which closed on October 14, 2021, of ~US$102 million include NGM subscribing to acquire a 9.9% interest in i-80 through the private placement, Orion subscribing to top up to a 9.9% interest in i-80, and participation from several members of the board and management

“The recent transactions to acquire Ruby Hill, Lone Tree and Buffalo Mountain not only make i-80 one of the largest holders of gold and silver resources in the United States, but also positions the Company to become one of Nevada’s most prominent producers with substantial processing infrastructure including an autoclave”, stated Ewan Downie, Chief Executive Officer of i-80. “We are now in a position to begin accelerating mine development at multiple sites with the interim processing agreements entered into with Nevada Gold Mines and will focus on executing our plan to build a mid-tier gold producing company.”

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. See Global mineral resources table at the end of this press release for global mineral resource estimates and qualifiers.

Ruby Hill Acquisition

Ruby Hill represents one of Nevada’s premier mining projects with existing production from the Archimedes open pit and a large property package that is host to multiple gold, gold/silver, and polymetallic gold deposits, that collectively comprise one of the largest and highest-grade, permitted, gold deposits in Nevada (see Figure 1).

•	Substantial open pit gold and silver resources[1] within the Mineral Point open pit deposit
•	3.2 million ounces of gold and 97.5 million ounces of silver Indicated Resources within 203.2 Mt with an average grade of 0.49 g/t Au and 14.9 g/t Ag
•	1.9 million ounces of gold and 72.4 million ounces of silver Inferred Resources within 157.3 Mt with an average grade of 0.37 g/t Au and 14.3 g/t Ag
•	High-grade gold mineralization at the Ruby Deeps deposit that remains wide open along strike to the north
•	1.59 million ounces of gold in inferred mineral resources of 8.2 Mt with an average grade of 6.02 g/t Au
•	High-grade poly-metallic mineralization has been defined within the Blackjack target that remains open along strike and at depth

Pursuant to a membership interest purchase agreement with Waterton, on October 15, 2021 the Company acquired all of the membership interests of the Ruby Hill Mining Company, LLC which owns the Ruby Hill Mine for a purchase price of US$75 million in cash and 3,191,358 i-80 common shares at closing (valued at US$8 million), and future milestone payments of up to US$67 million. The milestone payments are subject to an early payment option that could reduce total milestone payments to US$47 million, and the Company may satisfy a portion of the milestone payments with i-80 common shares under certain circumstances described in more detail in the September 7th press release.

Ruby Hill includes an open pit mine and related infrastructure (mill/heap leach) and is located immediately west of the town of Eureka proximal to Highway 50.

Figure 1 - Surface Plan of the Ruby Hill Deposits

*Denotes mineralized zone and not mineral resource

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. See Global mineral resources table at the end of this press release for global mineral resource estimates and qualifiers.

Multiple gold and polymetallic exploration targets exist on the property and i-80 will begin an aggressive exploration program beginning immediately. The Company will begin permitting for the construction of a decline to access the high-grade Ruby Deeps deposit and the Blackjack Zone with the intent of trucking refractory mineralization for processing at Lone Tree. Completion of the current mine plan at the Ruby Hill pit will continue with processing at the heap leach facility on the property. Ruby Hill also includes crushing and CIL processing infrastructure (see Figure 2).

Figure 2 - Ruby Hill Infrastructure

Acquisition Financing

The Company is continuing to work with Orion to complete the remaining $125 Million financing package, which is expected to also close in the near term. The remaining Orion financing is contemplated to include a pre-pay gold loan, convertible loan and, at the election of i-80, an accordion feature of up to an additional $100 million. The financing is subject to completion of due diligence by Orion and the execution of definitive agreements.

Share Capitalization

Following the financing and acquisitions, the current share capitalization of the Company is 233,064,019 shares issued and outstanding.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States or in any other jurisdiction, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the U.S. Securities Act, or any state securities laws, and accordingly, may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom.

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. See Global mineral resources table at the end of this press release for global mineral resource estimates and qualifiers.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed Nevada-focused mining company with a goal of achieving mid-tier gold producer status.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Global Mineral Resources

	Tonnes	Au Grade	Ag Grade	Au Ounces	Ag Ounces
	(kt)	(Au g/t)	(Ag g/t)	(Koz)	(Koz)
Measured
Granite Creek - Open Pit	9,733	2.33		730
Granite Creek - Underground	167	9.87		53
Lone Tree - Open Pit	5,368	1.17	6.6	200	1,145
McCoy-Cove - Underground
Ruby Hill - Open Pit
Ruby Hill - Underground

Indicated
Granite Creek - Open Pit	10,734	1.58		545
Granite Creek - Underground	396	10.69		136
Lone Tree - Open Pit	7,223	1.77		410
McCoy-Cove - Underground	1,007	10.90	29.1	351	943
Ruby Hill - Open Pit	224,400	0.54	14.3	3,874	103,335
Ruby Hill - Underground	1,200	5.22	0.6	202	22
Measured & Indicated	260,228	0.78	12.6	6,501	105,445

Inferred
Granite Creek - Open Pit	1,260	1.60		65
Granite Creek - Underground	1,521	11.88		581
Lone Tree - Open Pit	50,734	1.69		2,764
McCoy-Cove - Underground	3,867	10.90	20.6	1,353	2,565
Ruby Hill - Open Pit	162,700	0.39	14.0	2,061	73,471
Ruby Hill - Underground	8,210	6.02	1.7	1,588	439
Inferred	228,291	1.15	10.4	8,412	76,475

Notes:

1.       MCOY-COVE: Mineral Resources were calculated at a gold price of US$1500/oz, cut-off grade 0.141 opt Au. and is based on the Preliminary Economic Assessment issued by i-80 on April 13, 2021. Practical Mining LLC, under the supervision of Dagny Odell, P.E., Laura Symmes, SME, and Robert Raponi, P. Eng., each being Qualified Persons within the meaning National Instrument (NI) 43-101, was the lead consultant for the Project PEA.

2.       GRANITE CREEK (Getchell): Mineral Resources were calculated at a gold price of US$1550/oz cut-off grade 0.014 opt Au and is based on the mineral resource technical report issued by i-80 on April 13, 2021. AMC Mining Consultants (Canada) Ltd., under the supervision Dr. Paul Greenhill FAusIMM (CP), MAICD, and Dinara Nussipakynova, P.Geo., each being Qualified Persons within the meaning National Instrument (NI) 43-101, was the lead consultant for the Project mineral resource estimate

3.       LONE TREE: Mineral Resources were calculated at a gold price of US$1650/oz, cut-off grade of 0.1 g/t Au and is based on the news release issued by i-80 on September 7, 2021. Mr. Abani Samal, Ph.D., CPG, RM- SME, Fellow-SEG a GeoGlobal, LLC Principal is the Qualified Person responsible for the Mineral Resource estimate. A NI 43-101 technical report detailing the update will be filled within 45 days of the news release.

4.       RUBY HILL: Mineral Resources were calculated at a gold price of US$1650/oz, cut-off grade 0.1 g/t Au. and is based on the news release issued by i-80 on September 7, 2021. Mr. Christopher Wright, P. Geo, a Wood Canada Ltd. employee, is the Qualified Person responsible for the Mineral Resource estimate. A NI 43-101 technical report detailing the update will be filled within 45 days of the news release.

5.       Mineral resources are not mineral reserves and do not have demonstrated economic viability.

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. See Global mineral resources table at the end of this press release for global mineral resource estimates and qualifiers.

Technical Information

Tim George, PE, Manager of Engineering Services, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, financing transaction with Orion, completion of refurbishment and development activities at the Lone Tree project, commencement of mining operations at the Lone Tree and Buffalo Mountain projects or exploration and development activities the Ruby Hill mine. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: failure to satisfy of the relevant conditions to the completion of the transactions described herein, failure to obtain the relevant regulatory approvals, material adverse changes, exercise of termination rights by any relevant party, unexpected changes in laws, failure to complete the Orion financing transaction on satisfactory terms, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

Cautionary Note to U.S. Investors Concerning Estimates of Resources: This press release uses the term “inferred resources.” “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. Information contained in the press release containing descriptions of any mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder that disclose mineral reserves and mineral resources in accordance with Industry Guide 7 or the SEC’s new mining disclosure rules in Regulation S-K 1300. SEC Industry Guide 7 does not recognize the existence of resources. Under Regulation S-K 1300, reserve and resource definitions are substantially similar to the corresponding CIM Definition Standards; however, there are differences between NI 43-101 and Regulation S-K 1300 and therefore information contained in the press release may not be comparable to similar information made public by public U.S. companies pursuant to the Regulation S-K 1300 or SEC Industry Guide 7.

1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. See Global mineral resources table at the end of this press release for global mineral resource estimates and qualifiers.